January 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention: Alan Campbell

Re:	BriaCell Therapeutics Corp.
Registration Statement on Form S-3
File No. 333-276650
Filed January 22, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), BriaCell Therapeutics Corp. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Wednesday, January 31, 2024, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference Carmel LLP, by calling Avital Perlman, Esq. at 212-930-9700.

Very truly yours,

/s/ William V. Williams
William V. Williams Chief Executive Officer